UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2019

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

PETER MILBOURN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

NICOLAS MOREAU Director General Funds Management Division Department of Finance, Canada 13th Floor, 90 Elgin Street Ottawa, Ontario K1A OG5	DAN CALOF Consul Consulate General of Canada 1251 Avenue of the Americas New York, NY 10020	PAUL E. DENARO Milbank LLP 55 Hudson Yards New York, NY 10001

* The Registrant is filing this annual report on a voluntary basis.

Table of Contents

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such failure.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a) but under paragraph (b) of this item.)

Information concerning internal funded debt of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (file no. 033-05368) (filed on December 18, 2019) under the caption “Unmatured Market Debt”.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Information concerning external funded debt of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (file no. 033-05368) (filed on December 18, 2019) under the caption “Unmatured Market Debt”.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Information concerning funded debt of Canada is included on pages 32-47 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (file no. 033-05368) (filed on December 18, 2019) under the caption “Tables and Supplementary Information”.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

As at September 30, 2019, the registrant held a de minimis amount.

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Information concerning internal floating indebtedness of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (file no. 033-05368) (filed on December 18, 2019) under the caption “Unmatured Market Debt”.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Information concerning external floating indebtedness of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (file no. 033-05368) (filed on December 18, 2019) under the caption “Unmatured Market Debt”.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 16-20 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (file no. 033-05368) (filed on December 18, 2019) under the caption “Government Finances”.

7. (a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

No foreign exchange controls have been established by the registrant.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See page 15 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (file no. 033-05368) (filed on December 18, 2019) under the caption “Foreign Exchange and International Reserves”.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See pages 11-12 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (file no. 033-05368) (filed on December 18, 2019) under the caption “External Trade”.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See pages 13-14 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (file no. 033-05368) (filed on December 18, 2019) under the caption “Balance of Payments”.

* * *

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

This annual report, including the exhibits hereto, contains various forward-looking statements and information that are based on Canada’s belief as well as assumptions made by and information currently available to Canada. When used in this document, the words “anticipate”, “estimate”, “project”, “expect”, “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.

Public Official Documents.

Exhibits C-1, C-2, C-4 and D are publications of Canada and are included herein on the authority of such publications as public official documents. The information contained in any website referenced in Exhibits C-1, C-2, C-4 and D is not incorporated by reference into these exhibits or this annual report.

This annual report comprises:

(a)	The cover page and pages numbered 2 to 7 consecutively.

(b)	The following exhibits:

Exhibit A:	None

Exhibit B:	None

Exhibit C-1:

Copy of Investing in the Middle Class - BUDGET 2019 (incorporated by reference from Exhibit 99.C-6 to Canada’s Amendment No. 2 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2018 filed March 22, 2019)*

Exhibit C-2:

Copy of Annual Financial Report of the Government of Canada—Fiscal Year 2018-2019 (incorporated by reference from Exhibit 99.C-7 to Canada’s Amendment No. 4 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2018 filed October 2, 2019)*

Exhibit C-3:

Consent of Sylvain Ricard, CPA, CA, Interim Auditor General of Canada (incorporated by reference from Exhibit 99.C-8 to Canada’s Amendment No. 4 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2018 filed October 2, 2019)

Exhibit C-4:

Copy of Economic and Fiscal Update - 2019 (incorporated by reference from Exhibit 99.C-9 to Canada’s Amendment No. 5 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2018 filed December 17, 2019)*

Exhibit D:	Current Description of Canada*

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

*

Unless otherwise indicated, all dollar amounts quoted herein and in the Exhibits hereto are in Canadian dollars. On December 13, 2019 the daily average rate of the Bank of Canada for conversion of Canadian dollars (“CAD” or “$”), to United States dollars (“USD” or “U.S.$”) was USD 1.00 = CAD 1.3183.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 18th day of December, 2019.

CANADA

By:	/s/ Nicolas Marion
Nicolas Marion Director Reserves Management Section Funds Management Division Department of Finance Government of Canada

EXHIBIT INDEX

Exhibit No.

Exhibit A:	None

Exhibit B:	None

Exhibit C-1:

Copy of Investing in the Middle Class - BUDGET 2019 (incorporated by reference from Exhibit 99.C-6 to Canada’s Amendment No. 2 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2018 filed March 22, 2019)

Exhibit C-2:

Copy of Annual Financial Report of the Government of Canada—Fiscal Year 2018-2019 (incorporated by reference from Exhibit 99.C-7 to Canada’s Amendment No. 4 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2018 filed October 2, 2019)

Exhibit C-3:

Consent of Sylvain Ricard, CPA, CA, Interim Auditor General of Canada (incorporated by reference from Exhibit 99.C-8 to Canada’s Amendment No. 4 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2018 filed October 2, 2019)

Exhibit C-4:

Copy of Economic and Fiscal Update - 2019 (incorporated by reference from Exhibit 99.C-9 to Canada’s Amendment No. 5 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2018 filed December 17, 2019)

Exhibit D:	Current Description of Canada